Filed by Telewest Communciations plc pursuant to Rule 425
                                              Under the Securities Act of 1933
                                 Subject Company:  Telewest Communications plc
                                Subject Company Exchange Act File No.: 0-26840
                                        Registration Statement No.:  333-_____

                 FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY
                TELEWEST COMMUNICATIONS PLC ON SEPTEMBER 15, 2003

                           TELEWEST COMMUNICATIONS PLC
                             RESTRUCTURING PROGRESS
                                                               15 September 2003

Further to the announcement on 28 July 2003, Telewest Communications plc ("Telewest") announces that it has reached agreement in principle, subject to certain conditions, on the terms of its financial restructuring (the "Restructuring") with the ad hoc committee of its bondholders, W.R. Huff Asset Management, the Liberty Media Group and IDT Corporation pursuant to which the holders of all outstanding notes and debentures issued by Telewest and Telewest Finance (Jersey) Limited would receive in aggregate 98.5 per cent. of the issued share capital of the restructured company following the Restructuring and the holders of Telewest's existing share capital would receive the remaining 1.5 per cent. of the issued share capital.

This press release is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities.

ENQUIRIES:

TELEWEST                                                         020 7299 5888
Jane Hardman, director of corporate communications

                                    * * * * *

This announcement does not constitute an offer or invitation to purchase any securities. The offering of shares to Telewest shareholders will be made only by means of a Proxy Statement/Prospectus to be filed with the Securities and Exchange Commission.